Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-80875) on Form S-8 of Brookline Bancorp, Inc. of our reports dated March 9, 2005, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 Annual Report on Form 10-K of Brookline Bancorp, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 9, 2005